Fulbright & Jaworski l.l.p.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198

                                www.fulbright.com

snussbaum@fulbright.com                               telephone: (212) 318-3000
direct dial:  (212) 318-3254                          facsimile: (212) 318-3400

August 11, 2005

BY EDGAR

Michael Fay
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Shells Seafood Restaurants, Inc.
         File No. 0-28258
         Form 10-K for the fiscal year ended January 2, 2005

Dear Mr. Fay:

On August 2, 2005, Ms. Teresa Messinese of the Commission orally advised us of an additional comment from the Staff with respect to the above-referenced Form 10-K (the "Form 10-K"). The Staff's oral comment is provided below followed by the response of Shells Seafood Restaurants, Inc. (the "Company" or "Shells") to the comment.

The Staff requested that the Company provide clarification with respect to the accounting treatment of warrants, recorded as liabilities instead of equity.

Response: The warrants in question were issued by the Company on three separate occasions, in total, during calendar years 2002 and 2004, and always in connection with and as an integral part of the simultaneous issuance or extension of troubled debt. These debt financings and warrant issuances are described in detail in the Form 10-K (see the Liquidity and Capital Resources section of Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.) In January 2002, when the Company issued the first of these warrants, the Company had negative working capital of $7,580,000, negative cash flow, and capital requirements exceeding $2,500,000 for vendor and lease termination settlements relating to its Midwest divestiture. During 2001, the Company discontinued operations in 16 Midwest restaurants. This divestiture had an adverse effect on Shells' cash position for several years. As such, the debt was considered "troubled debt," without which funds the Company would likely not have continued as a going concern.

Michael Fay
United States Securities and Exchange Commission
August 11, 2005
Page 2

In August 2004, under similar circumstances, additional warrants were issued to the note holders as an inducement to extend the maturity date of the notes issued in connection with the 2002 troubled debt financing. Again, at the time of the extension, the Company's financial position consisted of negative working capital of $4,664,000, a recent history of reported losses, and total negative book value of $372,000 (stockholders' equity less goodwill). Various financing options for repaying this $2 million of indebtedness at that time were explored but were not otherwise available to the Company; and management and the Board determined that the prospects of obtaining alternative financing to permit repayment of the debt at maturity were weak.

Finally, in December 2004, additional warrants to purchase shares of Shells common stock were issued by the Company in connection with a bridge financing of $2,375,000. At that time, the Company had a working capital deficiency of $3,469,000, a cash balance of $590,000, total negative book value of $1,063,000, and capital requirements of $2,600,000 relating to remodeling requirements of existing restaurants, working capital requirements and hurricane-related capital expenditures in excess of insurance recoveries. Again the Company's immediate need for interim capital resulted in a blended interest rate to the transaction at a troubled debt cost of capital.

At the time the Company negotiated each of the financing transactions, the respective lenders insisted that they be issued common stock warrants as part of the financing, and that these warrants contain registration rights with respect to the underlying shares of common stock, due to, among other things, the Company's lack of liquidity and limited public float in its thinly traded common stock. Over the prior several years, the Company's stock had historically traded at average weekly trading levels below 40,000, often with no trades made on a given day. The common stock is traded on the OTC Bulletin Board, with limited exposure; and there is no analyst coverage for the stock. In addition, as disclosed in the Form 10-K, there is a high concentration of stock held in an extremely limited number of hands, and there were approximately 250 shareholders of record on January 31, 2005. As a result of this lack of current and prospective liquidity, the Company believed that it was extremely unlikely that the warrantholders would exercise their warrants and hold the shares for future sale. The Company is and was under the firm belief that the granting of such registration rights, including the demand registration rights, was necessary and integral to completing these financing transactions.

The requirement of registration rights was borne out in time, as the shares of common stock underlying these warrants are included in the Registration Statement on Form S-1 (File No. 333-126487) filed by the Company on July 8, 2005 (the "Registration Statement"). This Registration Statement is a "shelf" registration and, as indicated, the underlying shares may be sold on a delayed basis. It is Shells' belief that none of these shares (or at most, a minimal number of these shares) will be acquired upon exercise of the warrants and not immediately sold. Further, the warrants most recently issued in connection with the private placement in May 2005 possess timely filing and registration requirements, with liquidated damages to be paid by the Company if the Company does not file or obtain an effective registration within a certain time frame, or at all. Continual maintenance of an effective registration is also required under the warrant purchase agreements. Please see Exhibit A, an excerpt from the Company's Registration Statement on Form S-1, for a detailed discussion of registration rights and requirements relative to liquidated damages.

Michael Fay
United States Securities and Exchange Commission
August 11, 2005
Page 3

In accordance with Emerging Issues Task Force Issue 00-19 ("EITF 00-19"), "Accounting for Derivative Financial Instruments to, and Potentially Settled in, a Company's Own Stock," under the circumstances described above, the Company's contractual requirement for registering the shares (as evidenced by the demand registration rights) was not within the control of the Company. Pursuant to EITF 00-19, since the delivery of registered shares is not within the Company's control, the Company is required to report the value of the warrants as a liability until the Registration Statement covering the resale of the shares of common stock underlying the warrants is declared effective. Please refer to Exhibit B, an excerpt from the Company's Registration Statement on Form S-1, which further describes the Company's accounting treatment of its warrants and liabilities that were recorded. For the Staff's information, at the effective date of the Registration Statement registering the shares of common stock underlying these warrants (and assuming there are no additional material factors then outside of the control of the Company), Shells intends to reclassify the fair value of the warrants to equity, consistent with the requirements of EITF 00-19.

                                      * * *

If you have any further questions or need any further clarification, please call the undersigned at (212) 318-3254.

                                                     Very truly yours,

                                                     /s/ Sheldon G. Nussbaum

cc:      Ms. Teresa Messinese (the Commission)
         Shells Seafood Restaurants, Inc.

                                    EXHIBIT A

The following is an excerpt from the Form S-1 filing of July 8, 2005, pages 60 and 61, which describes the registration rights:

         We have agreed to use reasonable best efforts to prepare and file with the SEC, within 45 days after the closing of the May 2005 financing, a registration statement to enable the resale of the shares of common stock issuable upon the conversion of the Series B Preferred Stock issued in our May 2005 financing, shares of common stock issued or issuable upon exercise of the warrants issued in the financing and all shares of common stock issued or issuable in respect of the shares referred to above by virtue of any stock split, stock dividend, recapitalization or similar event by the investors on a delayed or continuous basis under Rule 415 of the Securities Act. If the registration statement is not filed with the SEC within 45 days after the closing of the May 2005 financing, we are required to pay to the investors liquidated damages in the amount of 1.0% of the total purchase price of the units purchased by the investor in the May 2005 financing, and an additional 1.0% of the total purchase price of the units purchased by the investor for each full 30-day period, or partial portion of the 30-day period, that the registration statement has not been filed with the SEC. In addition, if the failure to become effective is primarily due to our fault, we will be required to pay to the investor liquidated damages in the amount of (i) 1.0% of the total purchase price of the units purchased by the investor in the event the registration statement has not been declared effective by the SEC within 90 days after the filing of the registration statement, and (ii) an additional 1.0% of the total purchase price of the units purchased by the investor for each 30-day period, or partial portion of the 30-day period, in the event the registration statement has not been declared effective by the SEC within 120 days after the filing of the registration statement, until the registration statement has been declared effective by the SEC. In connection with the placement agent warrants to purchase units issued to JMP Securities LLC, the underlying shares of common stock issuable upon the conversion of the Series B Preferred Stock and the shares of common stock issuable upon the exercise of the warrants to purchase common stock (both, to the extent the warrants to purchase units are exercised) have all of the rights of registration granted to the common stock issuable upon conversion of the Series B Preferred Stock or exercise of the warrants issued in our May 2005 financing described above.

         In regards to the warrants issued to investors in our December 2004 financing, we have agreed to notify all holders of the warrants issued in writing at least thirty (30) days before the filing of any registration statement under the Securities Act for purposes of effectuating a public offering of our securities and to use our best efforts to afford each holder an opportunity to include in such registration statement all or any part of the warrant shares issued or issuable upon exercise of the warrant issued in the December 2004 financing then held by such holder.

         In regards to the warrants issued to GCM, Trinad and Frederick R. Adler in connection with the August 2004 extension of the maturity date of promissory notes issued in our 2002 financing, we have agreed that, with certain exceptions, at any time after January 1, 2003 and after receipt of a written request from the holders of at least 50 % of the shares of common stock issued or issuable upon the exercise of the warrants stating that registration of the shares of common stock held by them issued or issuable upon the exercise of the warrants is desired, we will, after giving notice, use our reasonable best efforts to prepare, file and cause a registration statement to be effective under the Securities Act and remain effective for six months or a shorter period of time if all shares involved are sold. In addition to this "demand registration right", we have agreed that in the event that we propose to file a registration statement under the Securities Act with respect to any equity securities, we will give written notice of such to all of the warrant holders at least twenty (20) days before the anticipated filing. The notice will offer to the warrant holders the opportunity to include in such registration statement such number of shares of common stock issuable upon exercise of these warrants as the warrant holders may request.

         In our 2002 financing, we have agreed that, in regards to the warrants issued, with certain exceptions, at any time after January 1, 2003 and after receipt of a written request from the holders of at least 50 % of the shares of common stock issued or issuable upon the exercise of the warrants stating that registration of the shares of common stock held by them issued or issuable upon the exercise of the warrants is desired, we will, after giving notice, use our reasonable best efforts to prepare, file and cause a registration statement to be effective under the Securities Act and remain effective for six months or a shorter period of time if all shares involved are sold. In addition to this "demand registration right," we have agreed that in the event that we propose to file a registration statement under the Securities Act with respect to any equity securities, we will give written notice of such to all of the warrant holders at least twenty (20) days before the anticipated filing. The notice will offer to the warrant holders the opportunity to include in such registration statement such number of shares of common stock issuable upon exercise of these warrants as the warrant holders may request.

                                    EXHIBIT B

The following is an excerpt from the Form S-1 filing of July 8, 2005, page F-18, which describes the Company's accounting of its warrants:

         The warrant valuation reserve consists of the following:

                                                                                                      Pro Forma
                                                             January 2,   December 28,   April 3,      April 3,
              Date and description                             2005          2003          2005          2005
                                                             --------      --------      --------      --------
                                                                                                (Unaudited)
                                                                                         ----------------------
January 2002 at inception of $2,000,000 financing            $ 61,364      $105,977      $     --      $     --
August 2004 for the extension of maturity date of above       446,000            --       223,000            --
December 2004 at inception of debentures                      440,000            --       440,000       440,000
                                                             --------      --------      --------      --------
                                                             $947,364      $105,977      $663,000      $440,000
                                                             ========      ========      ========      ========

         The warrant valuation reserve relates to warrants issued as inducement to creditors in various financing transactions. In each case, the warrants were valued by an independent valuation expert. The reserves were and will be relieved to Paid In Capital when the warrants are exercised. The warrants and related calculations are discussed below.

         In January 2002, due to the Company's then financial condition, the Company was not able to borrow money at rates it could afford and raised $2,000,000 in a private financing transaction, consisting of secured promissory notes and warrants to purchase common stock. As part of the then financing transaction, the Company was able to negotiate the deferral of approximately one-half of the interest payable on this outstanding indebtedness until the maturity of the loans. Warrants issued to purchase 8,908,030 shares of common stock were independently valued at $105,977, or $0.0119 per share. In November 2004, investors exercised 3,750,000 warrants and the reserve was reduced by $44,613, leaving a balance at fiscal year end 2004 of $61,364. The remaining warrants were exercised on January 31, 2005 and the remaining reserve was applied to Paid In Capital.

         In August 2004, the maturity date of the $2,000,000 loans was extended for 2 years until January 2007 in exchange for warrants. Warrants were issued to purchase 2,000,000 shares of common stock and were independently valued at $446,000, or $0.223 per warrant. On March 9, 2005, investors exercised 1,000,000 warrants and the reserve was reduced by 50%. The pro forma change in the warrant valuation reserve of $223,000 relates to the exercise of warrants in May 2005 in a transaction that was completed in conjunction with our private placement financing.

         In December 2004, as part of the then $2,375,000 financing, the purchasers of the convertible debentures were issued warrants as an inducement for the loans, as the Company was not able to acquire capital from other sources. Warrants to purchase 1,971,250 shares of common stock were independently valued at $440,000, or $0.223 per share based on an independent valuation completed in August 2004. Since this valuation was five months old, the Company considered other factors to support its use, specifically: (i) the stock price was $0.60 on both of August 4, 2004 and December 6, 2004, (ii) a Black-Scholes calculation indicated that a valuation between $0.20 and $0.25 per share was appropriate, and (iii) the August 4 valuation fell within an acceptable range of a min-max calculation based on the proposed future range of the exercise price of the warrants. Warrants to purchase 1,187,500 shares of common stock were valued at $265,000 and was charged to interest expense at the commitment date due to the short-term (4-months) nature of the debentures. Warrants to purchase 783,750 shares of common stock were issued to the placement agent, valued at $175,000 and charged to financing costs.